Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on or about November 26, 2008) and related Prospectus of Santarus, Inc. for the registration of up to $75,000,000 in aggregate principal amount of Santarus, Inc.’s common stock, preferred stock, debt securities and/or warrants and to the incorporation by reference therein of our reports dated February 21, 2008, with respect to the financial statements and schedule of Santarus, Inc., and the effectiveness of internal control over financial reporting of Santarus, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
November 21, 2008